Exhibit 17

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Matters to Be Disclosed on the Internet upon Sending the Notice of

Convocation of the 35th Ordinary General Meeting of Shareholders

Notes to the Consolidated Financial Statements

Notes to the Financial Statements

(March 1, 2015, through February 29, 2016)

FamilyMart Co., Ltd.

The above matters are provided to our shareholders by posting them on our website (http://www.family.co.jp/) in accordance with the relevant laws and regulations, as well as Article 15 of the Articles of Incorporations of the Company. This document is involved in the scope of the audit by Corporate Auditors and Independent Auditors in preparing the Reports of Audit.

[Notes to the Consolidated Financial Statements]

Notes to the Basis of Presenting the Consolidated Financial Statements

1. Scope of Consolidation

(1)	Consolidated subsidiaries: 13 companies

Major consolidated subsidiaries: Taiwan FamilyMart Co., Ltd.; famima Retail Service Co., Ltd.; famima.com Co., Ltd.; SENIOR LIFE CREATE Co., Ltd.; and Hokkaido FamilyMart Co., Ltd.

The Company has included Hokkaido FamilyMart Co., Ltd. (hereinafter, the “New Hokkaido FamilyMart”), in which FamilyMart Co., Ltd. (hereinafter, the “Company” or “FamilyMart”) newly invested for its establishment in the fiscal year ended February 29, 2016, within the scope of consolidation.

The Company has excluded FAMIMA CORPORATION, operating its business in the United States, from the scope of consolidation, as it was liquidated on February 29, 2016.

Other than mentioned above, the Company has excluded JOYOUS FOODS CO., LTD. and one other company from the scope of consolidation due to the disposal of their shares.

(2)	Major unconsolidated subsidiaries: Taiwan Distribution Center Co., Ltd.

(Reason for exclusion from consolidation)

13 unconsolidated subsidiaries, including Taiwan Distribution Center Co., Ltd., have no significant impact on the accounts in the consolidated financial statements with respect to their total assets, total operating revenues, net income (corresponding to the share of the Company), and retained earnings (corresponding to the share of the Company).

2. Application of the Equity Method

(1)	Unconsolidated subsidiaries accounted for by the equity method: 9 companies

Major unconsolidated subsidiaries accounted for by the equity method: Taiwan Distribution Center Co., Ltd.

The Company has included one subsidiary, in which the company newly invested for its establishment in the fiscal year ended February 29, 2016, within the scope of unconsolidated subsidiaries accounted for by the equity method.

(2)	Associated companies accounted for by the equity method: 22 companies

Major associated companies accounted for by the equity method: Okinawa FamilyMart Co., Ltd.; Minami Kyushu FamilyMart Co., Ltd.; Central FamilyMart Co., Ltd.; Shanghai FamilyMart Co., Ltd.; Guangzhou FamilyMart Co., Ltd.; Suzhou FamilyMart Co., Ltd.; Hangzhou FamilyMart Co., Ltd.; Chengdu FamilyMart Co., Ltd.; Shenzhen FamilyMart Co., Ltd.; Wuxi FamilyMart Co., Ltd.; Beijing FamilyMart Co., Ltd.; DONGGUAN FamilyMart Co., LTD.; Philippine FamilyMart CVS, Inc.; Pocketcard Co., Ltd.; and Tpoint Japan Co., Ltd.

The Company has excluded Hokkaido FamilyMart Co., Ltd. (hereinafter, the “Old Hokkaido FamilyMart”) from the scope of associated companies accounted for by the equity method, as it was liquidated on December 29, 2015.

The Company has included Tpoint Japan Co., Ltd. (hereinafter, “Tpoint Japan”) within the scope of associated companies accounted for by the equity method as the Company’s acquired shares in Tpoint Japan.

(3)	Unconsolidated subsidiaries, such as FamilyMart HongKong Limited, VIET NAM FAMILY CONVENIENCE STORES COMPANY LIMITED, FamilyMart Vietnam Co., Ltd., and Cocostore Retail Co., Ltd. are excluded from the scope of the application of the equity method because their net income/loss (corresponding to the share of the Company) and retained earnings (corresponding to the share of the Company) have no significant impact on the accounts in the consolidated financial statements of the Company, and are immaterial as a whole.

(4)	As for the companies accounted for by the equity method, the financial statements for the respective fiscal years are used for those companies whose closing dates differ from the Company’s consolidated closing date.

3. Closing Date of Consolidated Subsidiaries

In preparing the consolidated financial statements, the financial statements as of December 31 are used with regard to certain consolidated subsidiaries (Taiwan FamilyMart Co., Ltd.; FamilyMart China Holding Co., Ltd.; and four other companies), in accordance with their original closing dates. The financial statements of the respective consolidated subsidiaries are adjusted for consolidation purposes with regard to material transactions between their respective closing dates or provisional closing date, and the Company’s consolidated closing date.

4. Summary of Significant Accounting Policies

(1)	Valuation basis and method for important assets

(i)	Marketable securities and investment securities

Securities—trading:

Measured at fair value.

Held-to-maturity debt securities:

Measured at amortized cost by the straight-line method.

Other securities:

Available-for-sale securities whose fair values are readily determinable:

Measured at fair value. Unrealized gain or loss is included directly in total equity. The cost of securities at disposal is determined by the moving-average method.

Available-for-sale securities whose fair values are not readily determinable:

Mainly measured at cost determined by the moving-average method.

(ii)	Derivatives

Derivative instruments are measured at fair value.

(iii)	Inventories

Merchandise:

Mainly valued at cost determined by the retail method (The figures shown in the consolidated balance sheet have been calculated by writing down the book value based on the decline in profitability).

(2)	Depreciation and amortization of assets

(i)	Property and store facilities (excluding leased property)

The depreciation of property and store facilities at the Company and its consolidated subsidiaries is computed by the straight-line method.

The range of useful lives is principally 2 to 50 years for buildings and structures and 2 to 20 years for furniture and fixtures.

(ii)	Intangible assets (excluding leased assets)

Software:

Capitalized software of the Company and its domestic consolidated subsidiaries is stated at cost, less accumulated amortization, which is calculated by the straight-line method over the estimated useful lives (i.e., 5 years).

Goodwill attributable to individual stores:

Stated at cost less accumulated amortization, which is calculated by the straight-line method over the estimated useful lives (weighted-average years of amortization: 12 years).

(iii)	Leased property

Leased property related to finance lease transactions other than those where the ownership of the leased property is deemed to be transferred to the lessee is amortized by the straight-line method, using the lease period as their useful lives with no residual value.

(iv)	Long-term prepaid expenses

Long-term prepaid expenses are mainly regularly expensed.

(3)	Material reserves and allowances

Allowance for doubtful receivables:

The allowance for doubtful receivables is provided by the Company and its domestic consolidated subsidiaries at the amount of possible losses from uncollectible receivables based on the actual loan loss ratio for bad debt for ordinary receivables and on the estimated recoverability for individual doubtful receivables.

The allowance for doubtful receivables is provided by overseas consolidated subsidiaries for a required amount, taking into account the recoverability of individual doubtful receivables.

(4)	Retirement benefits

The liability for retirement benefits is provided for possible payment of employees’ postretirement benefits at the amount to be accrued at the balance sheet date and is calculated based on projected benefit obligations and the fair value of plan assets at the balance sheet date.

(i)	Method of allocating the projected retirement benefits to periods

In calculating the projected benefit obligation, the benefit formula basis is used to allocate the projected retirement benefits to periods up to the end of the fiscal year under review.

(ii)	Amortization method for actuarial gain or loss and past service cost

Past service cost is amortized for the pro rata amount computed by the straight-line method over a certain period (mainly 13 years) no longer than the expected average remaining service period of the employees at the time of recognition, from the fiscal year of recognition.

Actuarial gain or loss is amortized for the pro rata amount computed by the straight-line method over a certain period (mainly 13 years) no longer than the expected average remaining service period of the employees at the time of recognition, commencing from the following fiscal year of recognition.

(5)	Other important matters as the basis for preparing the consolidated financial statements

(i)	Translation of material assets and liabilities denominated in foreign currencies

Monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the spot exchange rates at the consolidated closing date, and differences arising from such translation are charged to profit or loss.

The assets and liabilities of overseas subsidiaries are translated into Japanese yen at the spot exchange rate as of each closing date.

The revenue and expenses of overseas subsidiaries are translated into Japanese yen at the annual average exchange rate.

Differences arising from such translations are included in “Foreign currency translation adjustments” and “Minority interests” as separate components of Equity in the consolidated financial statements.

(ii)	Amortization method and period for goodwill

Goodwill is amortized by using the straight-line method over a period of 5 to 20 years.

(iii)	Accounting for consumption taxes

Consumption tax and similar local consumption tax are excluded from income and expenses.

5. Change in Accounting Policy that is not Easily Distinguished from Change of Accounting Estimates

(Change in depreciation method of property and store facilities)

The Company and its domestic consolidated subsidiaries changed the depreciation method of property and store facilities (excluding leased property), which had been primarily the declining method, to the straight-line method.

In the past, the Company has been aggressively developing new stores, constructing high quality store networks, and strengthening the competitiveness of each store through large-scale reforming of sale floors led by aggressive investment in current stores in current years. Furthermore, the Company plans to continue aggressive investment in existing stores in its mid-term business plan starting from the fiscal year ended February 29, 2016.

In light of such activities, the Company reconsidered its accounting policy for depreciating property and store facilities, and decided to change the method to the straight-line method because the Company concluded that allocating the depreciation cost equally over the useful lives is more appropriate as the depreciation pattern of the store facilities, which accounts for the large portion of property and store facilities held by the Company and its consolidated subsidiaries, is related to the number of customer visits, and these assets are expected to be consumed equally over their useful lives via a stable level of customer visits through aggressive investment.

As a result of this change, depreciation expense for this fiscal year declined by ¥3,585 million, resulting in an increase of operating income and ordinary income of ¥3,585 million, and an increase of income before income taxes and minority interests of ¥3,585 million for the fiscal year under review.

6. Changes in Presentation

(Consolidated Balance Sheet)

Long-Term debt, which was included in the Other long-term liabilities under Long-Term Liabilities, is presented as a separate item for the fiscal year under review because of the increased amount.

Long-Term debt was ¥5,165 million in the previous fiscal year.

7. Additional Information

(Impact of the change in the income tax rate, etc.)

Following the promulgation on March 31, 2015, of the “Act on Partial Revision of the Income Tax Act, etc.,” (Act No. 9 of 2015) and “Act on Partial Revision of the Local Tax Act, etc.,” (Act No. 2 of 2015), the corporate tax rate was reduced from the fiscal year beginning on or after April 1, 2015. Accordingly, the effective statutory tax rate, which is used to measure deferred tax assets and deferred tax liabilities, has been reduced to 33.06% from 35.64% for temporary differences that are expected to be eliminated during the fiscal year beginning on March 1, 2016, and to 32.26% from 35.64% for temporary differences that are expected to be eliminated during and after the fiscal year beginning on March 1, 2017.

As a result of this change, deferred tax assets (the amount after deducting deferred tax liabilities) decreased by ¥1,065 million, income taxes-deferred (debit side) increased by ¥1,370 million, unrealized gain on available-for-sale securities increased by ¥387 million, and defined retirement benefit plans decreased by ¥82 million for the fiscal year under review.

Notes to the Consolidated Balance Sheet

1. Accumulated depreciation of property and store facilities	¥128,466 million

2. Guaranteed obligations

The Company granted guarantees for the execution of agreements regarding loans from financial institutions and the implementation of machinery, which have been contracted by the following companies.

VIET NAM FAMILY CONVENIENCE STORES COMPANY LIMITED	¥1,704	million
NIPPON ACCESS, INC.	¥1,040
Philippine FamilyMart CVS, Inc.	¥71
Total	¥2,816	million

Notes to the Consolidated Statement of Changes in Equity

1.	Type and total number of issued shares at the end of the year

Common stock 97,683,133 shares

2.	Dividends

(1)	Dividends paid

Resolution	Type of Shares	Total Amount of Dividends (unit: Millions of yen)	Dividend per Share (Yen)	Record Date	Effective Date
Board of Directors’ meeting held on April 16, 2015	Common stock	5,030	53.00	February 28, 2015	May 7, 2015
Board of Directors’ meeting held on October 7, 2015	Common stock	5,220	55.00	August 31, 2015	November 10, 2015

(2)	Dividends for which the record date is in the year under review, but for which the effective date will be in the next fiscal year

The Company plans to propose the following dividends of common stock shares at the Board of Directors’ meeting to be held on April 8, 2016.

Total Amount of Dividends (unit: Millions of yen)	Source of Funding the Dividends	Dividend per Share (Yen)	Record Date	Effective Date
5,220	Retained earnings	55.00	February 29, 2016	May 6, 2016

Notes to Financial Instruments

1. Matters related to the status of financial instruments

(1)	Policies on financial instruments

The Company and its consolidated subsidiaries conduct fund management using only certain limited, high quality financial instruments. They utilize derivative instruments to hedge their exposure to the risks described below, but do not enter into such transactions for speculative purposes.

(2)	Description of financial instruments and related risks

Due from franchised stores and other receivables, which are trade receivables, are exposed to the credit risk of the respective counterparties.

Held-to-maturity debt securities included in the category of “marketable securities and investment securities” are exposed to insignificant credit risk because the Company and its consolidated subsidiaries trade only those with a credit rating at or higher than a certain level and regularly monitor the fair value and the financial condition of the respective issuers. Stocks included in the category of investment securities are primarily those issued by corporations that have business relations with the Company and part of such stocks are exposed to the market price fluctuation risk.

Leasehold deposits receivable, which are primarily involved in the leases of store properties, are exposed to the credit risk of the depository facilities.

Accounts and notes payable-trade and due to franchised stores, both of which are trade payables, generally entail the due date for payments, which typically mature within one month.

Lease obligations related to finance lease transactions are mainly intended to finance capital investments for our stores. The redemption date for the lease obligations is therefore a maximum of eight years from the closing date of accounts, with fixed-interest rates for all the obligations.

Long-term debt is intended to fund store capital expenditures and other items for brand conversion in relation to the acquisition.

Leasehold deposits receivable to franchised stores are primarily associated with the subleases of store properties to FamilyMart franchisees.

As derivative transactions are made with forward foreign exchange contracts, which are used to hedge against the adverse impact of fluctuations in foreign currency exchange rates on receivables, the credit risk is insignificant as such derivative transactions are entered into only with highly rated financial institutions.

(3)	Risk management system for financial instruments

(i)	Management of credit risk (risk related to the default on agreements with the counterparties)

The Company routinely manages the due dates and credit balances of customers for trade receivables to identify risk at an early stage, and reduce concerns about debt collection due to the deterioration of their financial condition.

The Company carefully reviews the collectability of leasehold deposits receivable including the examination of the depository facilities concerned when entering into lease agreements. In addition, the Property Administration Department works to collect information, at an early stage, on the depository facilities, as required, and reduce uncertainty about debt collection due to the deterioration of their financial condition.

(ii)	Management of market risk (risk regarding foreign exchange rates and interest rate fluctuations)

The Company uses forward foreign exchange contracts to primarily hedge against the adverse impact of fluctuations in foreign currency exchange rates on receivables affecting its subsidiaries and associated companies.

The Company regularly monitors the fair value and financial condition of the issuers (corporate customers) regarding marketable securities and investment securities. Meanwhile, the Company constantly reviews, on an ongoing basis, the holding positions of other than held-to-maturity debt securities by taking into account the business relations with the issuers.

The Finance & Investor Relations Department establishes and manages derivative transactions upon approval of the final decision maker in accordance with its internal regulations that set forth trading authority, credit line, and so on.

(iii)	Management of financing-related liquidity risk (risk of failing to pay on the due date)

The Company and its consolidated subsidiaries appropriately prepare and review their cash management plans with the proper timing and manage the liquidity risk through sufficient liquidity in hand and other means.

(4)	Supplemental explanation on fair value of financial instruments, etc.

The fair value of financial instruments includes not only the value to be determined based on their quoted market prices but also the rationally calculated value if the market price is not quotable. As variable factors are incorporated in the calculation of the fair value thereof, the fair value may vary when different preconditions or the like are adopted.

2. Matters related to the fair value of financial investments, etc.

The following table includes the carrying amounts in the consolidated balance sheet, the fair value, and the unrealized gain (loss) as of February 29, 2016. Assets and liabilities for which it is deemed extremely difficult to measure the fair value are not included in the table below (refer to Note 2).

(unit: Millions of yen)

	Carrying amounts in the Consolidated Balance Sheet	Fair Value	Unrealized Gain (Loss)
(1) Cash and cash deposits	105,138	105,138	—
(2) Due from franchised stores	20,478	20,478	—
(3) Other receivables	52,887	52,887	—
(4) Marketable securities and investment securities
Trading securities	74	74	—
Held-to-maturity debt securities	22,598	22,629	31
Other securities	24,837	24,837	—
Investment in stocks of subsidiaries and associates	7,910	5,235	(2,675)
(5) Leasehold deposits receivable	154,218
Allowance for doubtful receivables (*)	(141)
Sub-total	154,076	157,777	3,701
Total assets	388,002	389,059	1,057
(1) Accounts and notes payable—trade	106,153	106,153	—
(2) Due to franchised stores	7,637	7,637	—
(3) Current portion of long-term lease obligations	18,657	18,657	—
(4) Other payables	34,801	34,801	—
(5) Income taxes payable	3,625	3,625	—
(6) Deposits received	105,744	105,744	—
(7) Long-term debt	17,988	17,998	10
(8) Long-term lease obligations	71,942	72,694	752
(9) Leasehold deposits refundable	11,649	11,616	(33)
Total liabilities	378,201	378,930	729
Derivative transactions	—	—	—

*	The allowance for doubtful receivables, which is accounted for as leasehold deposits receivable, is deducted.

Notes:

1. Calculation method of the fair value of financial instruments

Assets

(1) Cash and cash deposits, (2) Due from franchised stores, and (3) Other receivables

As these assets are settled within a short period of time, the fair value thereof is almost equal to the book value. Accordingly, the calculation of the fair value of these assets is based on the carrying amounts.

(4) Marketable securities and investment securities

As for the calculation of the fair value of these assets, stocks are based on the prices traded on the stock exchange, whereas debentures are based on the prices quoted by the corresponding financial institution.

(5) Leasehold deposits receivable

The calculation of the fair value of these assets is based on the present value to be achieved by discounting the rationally projected future cash flows at the rate of yield for governmental bonds, which corresponds to the remaining period.

Liabilities

(1) Accounts and notes payable-trade, (2) Due to franchised stores, (3) Current portion of long-term lease obligations,

(4) Other payables, (5) Income taxes payable, and (6) Deposits received

As these liabilities are settled within a short period of time, the fair value thereof is almost equal to the carrying amounts. Accordingly, the calculation of the fair value of these liabilities is based on the carrying amounts.

(7) Long-term debt

The calculation of the fair value of these liabilities is based on the present value to be achieved by discounting the total of principal and interest at a discount rate, which is projected based on similar new borrowings.

(8) Long-term lease obligations

The calculation of the fair value of these liabilities is based on the present value to be achieved by discounting the total of principal and interest at a discount rate, which is projected based on similar new lease transactions.

(9) Leasehold deposits refundable

The calculation of the fair value of these liabilities is based on the present value to be achieved by discounting the rationally projected future cash flows at the rate of yield for governmental bonds, which corresponds to the remaining period.

Derivative transactions

None applicable.

2. Financial instruments for which it is deemed difficult to measure the fair value

Category	Carrying amounts in the Consolidated Balance Sheet (unit: Millions of yen)
Unlisted stocks	22,067

Unlisted stocks, which are nonmarketable and for which it is deemed difficult to measure the fair value, are not included in (4) Marketable securities and investment securities.

Notes to Per-Share Information

1. Equity per share:	¥2,987.34
2. Net income per share:	¥221.94

Notes to Significant Subsequent Events

On March 31, 2016, the Company’s board of directors authorized the Company to enter into an agreement with NIPPON ACCESS, INC. (hereinafter, “NIPPON ACCESS”) and JAPAN FOOD SUPPLY Co., Ltd. (wholly owned subsidiary of NIPPON ACCESS, hereinafter, “JAPAN FOOD SUPPLY”) aiming to improve the quality of ready-to-eat products, to reduce costs of procurement, and to control and strengthen the supply chain of service for ready-to-eat products and executed such agreement. Following the execution of this agreement, JAPAN FOOD SUPPLY will own trade receivables toward certain supplies for the Company and the Company guarantees such liabilities (maximum guaranteed amount is ¥24,000 million for the fiscal year under review).

Other Notes

Loss on impairment of property and store facilities:

As a minimum unit of generating cash flows of the FamilyMart Group, the assets of each store have been grouped as a basic unit. The idle assets and others have been separately grouped.

The carrying amounts of the property and store facilities with considerably declining profitability were reduced to their respective recoverable amounts, and the reductions were recorded as a loss on impairment of property and store facilities under extraordinary losses (¥245 million in land, ¥2,990 million in buildings, ¥3,550 million in furniture and fixtures, and ¥955 million in other).

Application	Location	Category	Loss on Impairment (unit: Millions of yen)
Stores, etc.	Yokohama, Kanagawa and others	Land, buildings, furniture and fixtures, and others	7,741

The recoverable amount for stores is measured by either the value in use or the net realizable value.

Future cash flows discounted at a rate of 1.99% are used to calculate the value in use, whereas the net realizable value is mainly calculated based on the assessments for inheritance tax purposes. The assets that have been judged as having substantially no value are assessed at zero by considering the disposability of the assets concerned.

Business Combination

Business Combination Due to Acquisitions

On September 8, 2015, the Company’s board of directors approved an acquisition of all the shares of Cocostore Corporation (hereinafter, “Cocostore”), a wholly-owned subsidiary of Morita Enterprise Co., Ltd., and executed an agreement concerning the acquisition of all the shares of Cocostore on the same date. On October 1, 2015, Cocostore became a wholly-owned subsidiary of the Company upon the consummation of the agreement.

On December 1, 2015, Cocostore consummated an absorption-type demerger whereby the Company’s associated companies are the succeeding companies to transfer some of Cocostore’s stores and an absorption-type merger where the Company is the surviving company and Cocostore is merged into the Company. (Refer to “Business Split” and “Absorption-Type Merger of Consolidated Subsidiary”.)

1. Overview of Business Combination

(1)	Name and Business Description of Acquired Company

Name of Acquired Company: Cocostore Corporation

Business Description: Engaged in the management of franchise stores and directly operated stores, primarily the “Cocostore” and “every one” convenience store chain, store consulting, etc.

(2)	Reason for Business Combination

The business combination aims to enhance the business value of the Company through realization of scale resulting from strengthening store platforms mainly in the Northern Kanto, Chubu, and Kyushu regions, and further benefit from operational efficiency via integration of infrastructures.

(3)	Effective Date for Business Combination (Date for Transfer of Shares)

October 1, 2015.

(4)	Legal Form of Business Combination

The Company acquired 26,000,000 Cocostore shares via third-party allotment from Cocostore, and Cocostore acquired all Cocostore shares held by Morita Enterprise Co., Ltd. as its treasury shares. As a result, Cocostore became a 100% subsidiary of the Company.

(5)	Name of combined company

Cocostore Corporation

(6)	Ownership Acquired by the Company

Ownership before Business Combination: -%

Ownership post Business Combination: 100.00%

(7)	Basis for Determination of Acquiring Company

The Company is the acquiring company, which acquired Cocostore’s shares by cash.

2. Period of Financial Result of Acquired Company to Be Consolidated into the Company’s Consolidated Financial Statements

From October 1, 2015, to February 29, 2016

3. Cost of Acquisition

Share acquisitions	¥13,000	million
Cost directly related to share acquisition	¥489

Total	¥13,489	million

4. Amount of Goodwill, Cause, Amortization Method, and Period of Amortization

(1)	Amount of Goodwill

¥19,145 million

On December 1, 2015, Cocostore consummated the absorption-type demerger, whereby the Company’s associated companies were the succeeding companies and some of Cocostore’s stores comprised the absorbed company (refer to “Business Split”). Given that this transaction followed the business combination due to acquisition, the difference between the fair value of the transferred assets and deemed shareholders’ equity of the transferred business (i.e., ¥1,643 million) was deducted from the amount of goodwill.

On December 1, 2015, the Company and Cocostore consummated the absorption-type merger where FamilyMart was the surviving Company, and Cocostore was merged into FamilyMart (Refer to “Absorption-Type Merger of Consolidated Subsidiary”). Given this transaction followed the Business Combination, deferred tax asset (¥8,122 million) in association with the acquisition was deducted from the amount of goodwill.

(2)	Cause

As the cost of acquisition was larger than the net amounts of the assets acquired and liabilities assumed, such excess was recognized as goodwill.

(3)	Amortization Method and Period

Primarily amortized by the straight-line method over 20 years.

5. Assets acquired and Liabilities assumed at the Closing Date of Business Combination

Current Assets	¥6,714	million
Fixed Assets	10,833

Total Assets	17,548	million

Current Liabilities	18,796
Fixed Liabilities	4,408

Total Liabilities	23,204	million

Furthermore, ¥8,122 million of deferred tax asset was recognized in the consolidated balance sheet of the Company.

6. Amounts and Breakdown of Amounts Allocated to Intangible Assets Other Than Goodwill and Amortization Period by Key Items

Breakdown of Key Intangible Assets	Amount		Amortization Period
Contract-based intangible assets	¥2,603	million	6 years
Franchisee-related intangible assets	1,464		20 years

Total	4,067	million

Business Split

On December 1, 2015, the Company consummated an absorption-type demerger where Cocostore, a wholly owned subsidiary of the Company, was the absorbed company and Okinawa FamilyMart Co., Ltd. (hereinafter, “Okinawa FamilyMart”) and Minami Kyushu FamilyMart Co., Ltd. (hereinafter, “Minami Kyushu FamilyMart”), both the Company’s associated companies, were the succeeding companies.

1. Overview of Business Split

(1)	Name of Succeeding Company

Okinawa FamilyMart Co., Ltd. and Minami Kyushu FamilyMar Co., Ltd.

(2)	Business Description of Transferred Business

Some stores of the Company’s subsidiary (i.e., Cocostore).

(3)	Reason for Business Split

The business split aimed to increase competitiveness of both existing FamilyMart’s franchisees and Cocostore’s franchisees in the Okinawa and the Minami Kyushu regions via improvement in operational infrastructure from the absorption-type demerger, where some “Cocostore” stores in Okinawa and Minami-Kyushu operated by Cocostore, of which the Company acquired all the shares on October 1, 2015, were transferred to Okinawa FamilyMart and Minami Kyushu FamilyMart.

(4)	Effective Date of Business Split

December 1, 2015.

(5)	Other Overviews of Business Split Including Its Legal Form

Cocostore was the absorbed company and Okinawa FamilyMart and Minami-Kyushu FamilyMart were the succeeding companies. The received consideration consisted solely of cash and cash equivalents.

2. Overview of Accounting Process

(1)	Amount of Gain on Transfer

¥- million.

(2)	Fair Book Value and Major Breakdown of Transferred Assets and Liabilities

Current Assets	¥338	million
Fixed Assets	1,542

Total Assets	1,880	million
Current Liabilities	230
Fixed Liabilities	272

Total Liabilities	502	million

(3)	Given the business split followed the acquisition of Cocostore (refer to “Business Combination Due to Acquisitions”), the difference between the fair value of assets, which the Company received in association with the transfer, and deemed shareholders’ equity of the transferred business (i.e., ¥1,643 million) was deducted from the amount of goodwill.

3. Reported Segment Includes Transferred Business

Domestic business.

4. Approximate Profit or Loss of Transferred Business Recognized in the Consolidated Income Statement for the Fiscal Year under Review

Accumulated Period
Total Operating Revenues	¥1,354 million
Operating Income	121 million

Absorption-Type Merger of Consolidated Subsidiary

On December 1, 2015, the Company and Cocostore consummated the absorption-type merger where the Company is the surviving company and Cocostore is merged into the Company.

Transaction Under Common Control

1. Overview of Transaction

(1)	Name and Business Description of Merged Business

Name of Merged Company: Cocostore Corporation

Business Description: Engaged in the management of franchise stores and directly operated stores, primarily the “Cocostore” and “every one” convenience store chain, store consulting, and other businesses.

(2)	Effective Date of Business Combination

December 1, 2015.

(3)	Legal Form of Business Combination

The Company was the surviving company and Cocostore was merged into the Company. Given Cocostore was a wholly-owned subsidiary of the Company, the Company did not issue any shares as a consideration.

(4)	Name of Surviving Company on Business Combination

FamilyMart Co., Ltd. (i.e., the Company)

(5)	Other Overviews

The Company merged with Cocostore to increase the competitiveness of FamilyMart’s headquarters, existing franchisees and Cocostore’s franchisees by proceeding with a brand conversion from Cocostore, of which the Company acquired all the shares on October 1, 2015, to FamilyMart, strengthening the store platform especially in Northern Kanto, Chubu, and certain parts of Kyushu, and improving the operational infrastructure including integration of purchasing, logistics operations, and IT infrastructure and other administrative operations.

2. Overview of Accounting Process

The transaction was processed as a transaction under common control pursuant to “Accounting Standard for Business Combination” (ASBJ Statement No. 21, issued on December 26, 2008) and “Guidance for Accounting Standard for Business Combination and Business Divestitures” (ASBJ Guidance No. 10, issued on December 26, 2008).

Notes to Significant Subsequent Events and Other Matters Regarding Business Combination

On October 15, 2015, the Company and UNY Group Holdings Co., Ltd. (hereinafter, “UNY Group Holdings”) (collectively, “Both Companies”) entered into a basic agreement concerning the management integration of Both Companies (hereinafter, the “Management Integration”) in the spirit of Both Companies as equals by an absorption-type merger agreement between the Company and UNY Group Holdings (hereinafter, the “Absorption-Type Merger”). In the agreement, the Company will be the surviving company of the Absorption-Type Merger and UNY Group Holdings will be merged into the Company (hereinafter, the “Integrated Company”). Additionally, an absorption-type demerger agreement was entered into between the Integrated Company and Circle K Sunkus Co., Ltd. (“CKS”) (hereinafter, the “Absorption-Type Demerger”), where CKS is the succeeding company and the Integrated Company is the split company followed by the Integrated Company’s convenience store business being succeeded by CKS subject to the consummation of the Absorption-Type Merger, and pursuant to the Management Integration. On February 3, 2016, subsequently, the respective boards approved the execution of and entered into the Absorption-Type Merger agreement between Both Companies and the Absorption-Type Demerger agreement between the Company and CKS.

The Management Integration is subject to approval at Both Companies’ ordinary annual general shareholders’ meetings.

1. Overview of Business Combination

(1)	Name and Business Description of Merged Company and Succeeding Company

(i)	UNY Group Holdings: Management of business group consisting of general merchandise stores, convenience stores, specialty stores, financial services businesses and other businesses (holding company).

(ii)	CKS: Management of both franchise and directly operated convenience stores, primarily in “Circle K” and “Sunkus.”

(2)	Reason for Business Combination

The Management Integration aims to integrate the management resources and establish a new retail group to thrive in a competitive environment and to be a company that provides value to customers, franchisees, business partners, shareholders, and employees.

(3)	Effective Date for Business Combination (Date for Transfer of Shares) and for Business Split

September 1, 2016 (Scheduled).

(4)	Legal Form of Business Combination

The business combination involves the Absorption-Type Merger where the Company is the surviving company, and the Absorption-Type Demerger where CKS is the succeeding company. However, subject to discussions and agreements between Both Companies, the transaction structure may be amended due to the procedural needs of the Absorption-Type Merger and the Absorption-Type Demerger or other reasons.

(5)	Name of combined company

The Company, the surviving company in the Absorption-Type Merger, will change its name to “FamilyMart UNY Holdings Co., Ltd.” on the effective date of the Absorption-Type Merger (scheduled on September 1, 2016). CKS, the succeeding company of the Absorption-Type Demerger, will change its company name to “FamilyMart Co., Ltd.” on the effective date of the Absorption-Type Demerger (scheduled on September 1, 2016).

2. Merger Ratio and Allotment Shares by Each Share Type Regarding the Absorption-Type Merger and its Basis

(1)	Merger Ratio (scheduled)

The Company will allocate 0.138 common shares in the Company for each common share in UNY Group Holdings.

(2)	Basis for the Calculation of the Merger Ratio

The Company retained Citigroup Global Markets Japan Inc. and KPMG FAS Co., Ltd., and UNY Group Holdings retained Nomura Securities Co., Ltd. and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. as the third-party financial advisors. The Company and UNY Group Holdings evaluated the analyses conducted by third-party financial advisors, each company’s financial condition, share price on the market and future prospects, among other factors, on a comprehensive basis. Upon prudent and thorough discussions, Both Companies have come to an agreement that the Merger Ratio is fair and appropriate.

(3)	Allotment of Shares

Common shares: 31,754,417 shares, including the Company’s 2,761,063 treasury shares to be allotted.

3. Overview of the Absorption-Type Demerger

(1)	Consideration in the Absorption-Type Demerger

CKS will issue 100 common shares to the Integrated Company as consideration for the Absorption-Type Demerger.

[Notes to the Financial Statements]

Notes to the Summary of Significant Accounting Policies

1. Valuation basis and method for assets

(1)	Marketable securities and investment securities

(i)	Held-to-maturity debt securities:

Measured at amortized cost by the straight-line method.

(ii)	Investment in stocks of subsidiaries and associates:

Measured at cost determined by the moving-average method.

(iii)	Other securities:

Available-for-sale securities whose the fair values are readily determinable:

Measured at fair value. Unrealized gain or loss is included directly in equity. The cost of securities at disposal is determined by the moving-average method.

Available-for-sale securities whose the fair values are not readily determinable:

Measured at cost determined by the moving-average method.

(2)	Derivatives

Derivative instruments are measured at fair value.

(3)	Inventories

Merchandise:

Mainly valued at cost determined by the retail method (The figures shown in the balance sheet have been calculated by writing down the book value based on the decline in profitability.)

2. Depreciation method of fixed assets

(1)	Property and store facilities (excluding leased property)

The depreciation of property and store facilities at the Company is computed by the straight-line method.

The range of useful lives is principally 4 to 50 years for buildings and 2 to 20 years for furniture and fixtures.

(2)	Intangible assets (excluding leased assets)

Software:

Capitalized software is stated at cost less accumulated amortization, which is calculated by the straight-line method over the estimated useful lives (i.e., 5 years).

Goodwill attributable to individual stores:

Stated at cost less accumulated amortization, which is calculated by the straight-line method over the estimated useful lives (weighted-average years of amortization: 12 years).

(3)	Leased property

Leased property related to finance lease transactions other than those where the ownership of the leased property is deemed to be transferred to the lessee is amortized by the straight-line method, assuming the lease period as their useful lives with no residual value.

(4)	Long-term prepaid expenses

Long-term prepaid expenses are expensed regularly.

3. Material reserves and allowances

(1)	Allowance for doubtful receivables

The allowance for doubtful receivables is provided at the amount of possible losses from uncollectible receivables based on the actual loan loss ratio for bad debt for ordinary receivables and on the estimated recoverability for individual doubtful receivables.

(2)	Liability for retirement benefits

The liability for retirement benefits is provided for possible payment of employees’ postretirement benefits at the amount to be accrued at the balance sheet date and is calculated based on projected benefit obligations and the fair value of plan assets at the balance sheet date.

(i)	Method of allocating the projected retirement benefits to periods

In calculating the projected benefit obligation, the benefit formula basis is used to allocate the projected retirement benefits to periods up to the end of the fiscal year under review.

(ii)	Amortization method for actuarial gain or loss and past service cost.

Past service cost is amortized at the pro rata amount computed by the straight-line method over a certain period (13 and 16 years) no longer than the expected average remaining service period of the employees at the time of recognition, from the fiscal year of recognition.

Actuarial gain or loss is amortized at the pro rata amount computed by the straight-line method over a certain period (13 and 16 years) no longer than the expected average remaining service period of the employees at the time of recognition, commencing from the following fiscal year of recognition.

(3)	Allowance for losses on investment

The allowance for losses on investment is provided for any possible loss that might arise in relation to investments in subsidiaries, etc., at the amount to be considered necessary in view of the financial circumstances of the companies concerned.

(4)	Allowance for losses on business of subsidiaries and associates

The allowance for losses on business of subsidiaries and associates is provided for any possible loss that might arise in relation to subsidiaries and associated companies at the amount to be considered necessary in view of the financial circumstances of the companies concerned.

4. Other important matters in preparing the financial statements

(1)	Translation of assets and liabilities denominated in foreign currencies

Monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the spot exchange rates at the closing date and differences arising from such translation are charged to profit or loss.

(2)	Accounting for consumption taxes

Consumption tax and similar local consumption taxes are excluded from income and expenses.

(3)	Accounting procedure for retirement benefits

The accounting procedures for unrecognized actuarial gain or loss and unrecognized past service cost pertaining to retirement benefits are different from those used in the consolidated financial statements.

5. Change in Accounting Policy that is not Easily Distinguished from Change of Accounting Estimation

(Change in depreciation method of property and store facilities)

The Company changed the depreciation method for property and store facilities (excluding leased property), which had been primarily the declining method, to the straight-line method.

In the past, the Company has been aggressively developing new stores, constructing high quality store networks and strengthening the competitiveness of each store through large-scale reforming of sale floors led by aggressive investment in current stores in current years. Furthermore, the Company plans to continue aggressive investment in existing stores in its mid-term business plan starting from the fiscal year ended February 29, 2016.

In light of such activities, the Company reconsidered its accounting policy for depreciating property and store facilities and decided to change the method to the straight-line method because the Company concluded that allocating the depreciation cost equally over the useful lives is more appropriate as the depreciation pattern of the store facilities, which accounts for the large portion of property and store facilities held by the Company, is related to the number of customer visits, and these assets are expected to be consumed equally over useful lives via a stable level of customer visits through aggressive investment.

As a result of this change, depreciation expense for this fiscal year declined by ¥3,563 million, resulting in an increase of operating income and ordinary income of ¥3,563 million, and an increase of income before income taxes of ¥3,563 million for the fiscal year under review.

Notes to the Balance Sheet

1. Accumulated depreciation of property and store facilities	¥103,712	million

2. Guaranteed obligations

The Company granted guarantees for the execution of agreements regarding loans from financial institutions and the implementation of machinery, which have been contracted by the following companies.

CLEAR WATER TSUNAN, K.K.	¥1,792	million
VIET NAM FAMILY CONVENIENCE STORES COMPANY LIMITED	¥1,704
NIPPON ACCESS, INC.	¥1,040
Philippine FamilyMart CVS, Inc.	¥71
Total	¥4,609	million

3. Monetary receivables and payables with subsidiaries and associates, excluding those separately presented.

Short-term monetary receivables	¥14,333 million
Short-term monetary payables	¥20,890 million

4. Monetary payables to directors and corporate auditors

Long-term monetary payables	¥570 million

Note to the Statement of Income

Transactions with subsidiaries and associates

Operating transactions:

Operating revenues	¥4,922 million
Operating expenses	¥14,094 million
Nonoperating transactions with subsidiaries and associates	¥2,602 million

Note to the Statement of Changes in Equity

Type and total number of treasury stock at the end of the year

Common stock	2,761,063 shares

Notes to Tax-Effect Accounting

1. Breakdown by cause of deferred tax assets and liabilities

Deferred tax assets (current):
Allowance for doubtful receivables	¥410	million
Enterprise tax payable	¥212
Asset adjustment account	¥56
Loss on disposals of property and store facilities	¥2,198
Others	¥594

Total	¥3,472	million

Deferred tax assets (fixed):
Allowance for doubtful receivables	¥1,318	million
Allowance for losses on investment	¥1,141
Provision for liability for retirement benefits	¥3,123
Loss on impairment of long-lived assets	¥5,365
Write-down of investment in stocks of subsidiaries and associates	¥1,466
Asset retirement obligations	¥5,808
Asset adjustment account	¥123
Depreciation	¥92
Long-term deferred income revenue	¥469
Allowance for losses on business of subsidiaries and associates	¥233
Others	¥468

Subtotal	¥19,610	million
Valuation allowance	¥(3,416)

Total	¥16,194	million

Deferred tax liabilities (fixed):
Unrealized gain on available-for-sale securities	¥3,695	million
Asset retirement obligations related expenses	¥2,402
Intangible assets	¥1,248
Others	¥156

Total	¥7,503	million

Net deferred tax assets (fixed)	¥8,691	million

2. Impact of the change in the income tax rate, etc.

Following the promulgation on March 31, 2015, of the “Act on Partial Revision of the Income Tax Act, etc.,” (Act No. 9 of 2015) and “Act on Partial Revision of the Local Tax Act, etc.,” (Act No. 2 of 2015), the corporate tax rate was reduced from the fiscal year beginning on or after April 1, 2015. Accordingly, the effective statutory tax rate, which is used to measure deferred tax assets and deferred tax liabilities, has been reduced to 33.06% from 35.64% for temporary differences that are expected to be eliminated during the fiscal year beginning on March 1, 2016, and to 32.26% from 35.64% for temporary differences that are expected to be eliminated during and after the fiscal year beginning on March 1, 2017.

As a results of this changes deferred tax assets (the amount after deducting deferred tax liabilities) decreased by ¥952 million, income taxes-deferred (debit side) increased by ¥1,340 million, and unrealized gain on available-for sale securities increased by ¥387 million for the fiscal year under review.

3. Subsequent change in the corporate tax rate, etc.

Following the promulgation on March 31, 2016, of the “Act on Partial Revision of the Income Tax Act, etc.,” (Act No. 15 of 2016) and “Act on Partial Revision of the Local Tax Act, etc.,” (Act No. 13 of 2016), the tax rate was reduced from the fiscal year beginning on or after April 1, 2016. Accordingly, the effective statutory tax rate, which is used to measure deferred tax assets and deferred tax liabilities, will be reduced to 30.86% from 32.26% for temporary differences that are expected to be eliminated during the fiscal year beginning on March 1, 2017, and March 1, 2018, and to 30.62% from 32.26% for temporary differences that are expected to be eliminated during and after the fiscal year beginning on March 1, 2019.

This change will result in changes to deferred tax assets and deferred tax liabilities, which are recalculated based on temporary differences as of February 29, 2016, due to the change in the effective statutory tax rate, namely a ¥376 million decrease in net deferred tax assets (the amount after deducting deferred tax liabilities) and a ¥564 million increase in income taxes-deferred (debit side).

Notes to Transactions with Related Parties

1. Subsidiaries and associated companies

(unit: Millions of yen)

Attribute	Company Name	Location	Capital	Business	Ratio of Voting Rights	Relationship with the Related Party	Description of Transactions	Transaction Amount[2]	Account Name	Year-End Balance
Subsidiary	famima.com Co., Ltd.	Toshima-ku, Tokyo	400	EC-related business	Directly holding (54.25%)	Support of the operating function of the EC-related business and interlocking of directors	Purchases of merchandise[2]	4,799	Accounts payable—trade[3]	14,728

Transaction conditions and decision policy thereof:

Notes:	1. The transaction amount above excludes consumption taxes.
2. Purchases of merchandise are determined by taking into account market prices under similar terms and conditions.
3. Accounts payable—trade includes “Due to franchised stores.”

2. Fellow subsidiaries

(unit: Millions of yen)

Attribute	Company Name	Location	Capital	Business	Ratio of Voting Rights	Relationship with the Related Party	Description of Transactions	Transaction Amount[2]	Account Name	Year-End Balance
Subsidiary of any other associated company	NIPPON ACCESS, INC.	Shinagawa-ku, Tokyo	2,620	Sales of foods, liqueurs, sundries, etc.	Indirectly held (0.06%)	Supplier of merchandise	Purchases of merchandise[2]	10,191	Accounts payable—trade[3]	20,222
Subsidiary of any other associated company	DOLCE CO., LTD.	Shinagawa-ku, Tokyo	100	Sales of sweets and foods	Indirectly held (0.01%)	Supplier of merchandise	Purchases of merchandise[2]	2,900	Accounts payable—trade[3]	7,104

Transaction conditions and decision policy thereof:

Notes:	1. The transaction amount above excludes consumption taxes.
2. Purchases of merchandise are determined by taking into account market prices under similar terms and conditions.
3. Accounts payable—trade includes “Due to franchised stores.”

Notes to Per-Share Information

1. Equity per share	¥2,857.32
2. Net income per share	¥180.13

Notes to Significant Subsequent Events

Please refer to notes to the consolidated financial statements.

Note to the Company to which the Restriction on Consolidated Dividends is Applied

The Company has decided to apply the restriction on consolidated dividends.

Other Note

Loss on impairment of property and store facilities:

As a minimum unit of generating cash flows of the Company, the assets of each store have been grouped as a basic unit. The idle assets and others have been separately grouped.

The carrying amounts of the property and store facilities with considerably declining profitability were reduced to their recoverable amounts, and the reductions were recorded as a loss on impairment of property and store facilities under extraordinary losses (¥245 million in land, ¥2,976 million in buildings, ¥3,534 million in furniture and fixtures, and ¥938 million in other).

Application	Location	Category	Loss on Impairment (unit: Millions of yen)
Stores, etc.	Yokohama, Kanagawa and others	Land, buildings, furniture and fixtures, and others	7,695

The recoverable amount for stores is measured either by the value in use or by the net realizable value.

Future cash flows discounted at a rate of 1.99% are used to calculate the value in use, whereas the net realizable value is mainly calculated based on the assessments for inheritance tax purposes. The assets that have been judged as having substantially no value are assessed at zero by considering the disposability of the assets concerned.

Business Combination

Absorption-Type Merger of Consolidated Subsidiary

Please refer to notes to the consolidated financial statements.

Notes to Significant Subsequent Events And Other Matters Regarding Business Combination

Please refer to notes to the consolidated financial statements.